Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-254709

PROSPECTUS SUPPLEMENT
to the Short Form Base Shelf Prospectus dated March 25, 2021

New Issue	August 10, 2021

ENGINE MEDIA HOLDINGS, INC.

Up to US$50,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (the “Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) of Engine Media Holdings, Inc. (“Engine Media”, “we”, “us”, “our” or the “Company”) having an aggregate offering price of up to US$50,000,000. Engine Media has entered into an Equity Distribution Agreement dated August 10, 2021 (the “Sales Agreement”) with Canaccord Genuity LLC (the “Lead Agent”) as representative for Oppenheimer and Co. Inc. and B. Riley Securities, Inc. (together with the Lead Agent, the “Agents”) pursuant to which Engine may distribute Offered Shares from time to time through the Lead Agent, as its agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made only in the United States under a registration statement filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) on Form F-10 (File No. 333-254709), filed with, and declared effective by, the United States Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the Sales Agreement in Canada or on the TSX Venture Exchange (the “TSX”) or any other trading markets in Canada. See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the NASDAQ Global Market (the “NASDAQ”) under the symbol “GAME” and on the TSX Venture Exchange (the “TSXV”) under the symbol “GAME”. On August 9, 2021, the last trading day before the date of this prospectus supplement on NASDAQ and the TSXV, respectively, the closing prices of the Common Shares on such exchanges were US$6.89 and C$8.57, respectively.

NASDAQ has been notified of the Offering. The TSXV has conditionally accepted the listing of the Offered Shares distributed under the Offering, subject to Engine Media fulfilling all of the requirements of the TSXV.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (the “MJDS”), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and our interim financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, a province of Canada, some of the officers and directors are not residents of the United States, and that all or a substantial portion of the Corporation’s assets are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES, NOR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “Certain United States Federal Income Tax Considerations”.

Upon delivery of a placement notice by the Company, if any, the Lead Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on NASDAQ or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on NASDAQ or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada or on the TSXV or any other trading market in Canada. The Lead Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. In this offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

The Company will pay the Lead Agent a broker fee of up to 3.0% of the gross sales price per Offered Share sold through the Lead Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agents for certain expenses in connection with the Sales Agreement as described in the “Plan of Distribution.” In connection with sales of the Offered Shares under the Offering, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

No Agent involved in the Offering, no affiliate of such Agent, and no person acting jointly or in concert with such Agent has over-allotted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to “$” or “US$” are to United States dollars, and references to “C$” are to Canadian dollars. See “Currency and Exchange Rate Information”.

CANACCORD GENUITY	OPPENHEIMER & CO.

B. RILEY SECURITIES

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the Company’s registration statement on Form F-10 (File No. 333-254709), as amended, filed with the SEC (the “Registration Statement”), of which this prospectus supplement and the accompanying prospectus form a part. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this prospectus supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company and the Agents are not making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein and should not be relied upon by a prospective investor for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in the prospectus and this prospectus supplement and the documents incorporated by reference in the prospectus and this prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement or the accompanying prospectus to “Engine Media”, the “Company”, “we”, “us” and “our” refer to Engine Media Holdings, Inc. and/or, as applicable, one or more of its subsidiaries.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: expectations regarding existing products and plans to develop, implement or adopt new technology or products; the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets; estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports; and those discussed under “Risk Factors” in the AIF, in this Prospectus Supplement, in the accompanying Shelf Prospectus and in certain documents incorporated by reference herein and therein. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this Prospectus Supplement, in the accompanying Shelf Prospectus and in certain documents incorporated by reference herein and therein are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

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The forward-looking statements discussed under “Risk Factors” in the AIF, in this Prospectus Supplement, in the accompanying Shelf Prospectus and in certain documents incorporated by reference herein and therein are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future, including assumptions regarding business and operating strategies, and our ability to operate on a profitable basis.

In addition to the factors discussed under “Risk Factors” in the AIF, in this Prospectus Supplement, in the accompanying Shelf Prospectus and in certain documents incorporated by reference herein and therein, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although we have attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

These forward-looking statements are made as of the date of this Prospectus Supplement and neither we nor the Agents assume any obligation to update or revise any forward-looking statement even if new information becomes available as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

●	that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate;

●	assumptions and uncertainties related to the expected size of the esports market and other markets for the Company’s products and the acceptance of the Company’s product in existing and new markets;

●	our ability to generate new sales and market demand for our products;

●	our ability to continue to attract and retain qualified personnel;

●	our ability to protect our intellectual property and to expand and exploit our intellectual property;

●	the successful execution of our business plan;

●	the availability of additional capital; and

●	general economic and financial market conditions.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, Engine Media can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in and incorporated by reference in this prospectus supplement, including but not limited to, the factors referred to under the heading “Risk Factors” in this prospectus supplement, under the heading “Description of the Business – Risk Factors” in the Company’s most recent annual information form and under the heading “Risks and Uncertainties” in the Company’s management’s discussion and analysis for our most recently completed audited financial year and, if applicable, interim financial period. Such risks include, but are not limited to the following: liquidity concerns and future financings; execution of business plan; the management of growth; reduced cash reserves from future operating losses; failure to compete successfully in various markets; the development of high-quality products; rapid technological changes; proprietary protection and intellectual property disputes; transmission of user data; data collection risk; mobile gaming and the free-to-play business model; the condition of the global economy; risks inherent in foreign/international operations; changing governmental regulations; and, COVID-19 related risks. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

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Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this prospectus supplement is expressly qualified by these cautionary statements. All forward-looking information in this prospectus supplement speaks as of the date of this prospectus supplement. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this prospectus supplement, and the accompanying prospectus, including the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS as issued by the IASB and our interim financial statements are prepared in accordance with IFRS as issued by the IASB as applicable to interim financial reporting. As a result, certain financial information included in or incorporated by reference in this prospectus supplement may not be comparable to financial information prepared by companies in the United States reporting under US GAAP. Certain calculations included in tables and other figures in this prospectus supplement have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

This prospectus supplement and the accompanying prospectus contain references to United States dollars and Canadian dollars. Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to “$” or “US$” are to United States dollars, and references to “C$” are to Canadian dollars. The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the equivalent Canadian dollar, based on the indicative exchange rate as reported by the Bank of Canada:

	Nine months ended May 31,		Year ended August 31,
	2021	2020	2020	2019
Rate at end of period	$1.2072	$1.3787	$1.3041	$1.3294
Average	$1.2772	$1.3468	$1.3448	$1.3252
High	$1.3396	$1.4496	$1.4497	$1.3643
Low	$1.2051	$1.2970	$1.2970	$1.2802

On August 9, 2021, the exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.2565.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 77 King Street West, Suite 3000, Toronto, Ontario, Canada, M5K 1G8, e-mail: @enginemediainc.com, or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set forth herein. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	the annual information form of Engine Media dated January 8, 2021 for the year ended August 31, 2020;

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(b)	the information circular of Engine Media dated June 15, 2020 relating to the annual and special meeting of shareholders held on July 15, 2020;

(c)	the audited consolidated financial statements of Engine for the years ended August 31, 2020 and 2019, together with the notes thereto and auditor’s reports thereon;

(d)	management’s discussion and analysis of the financial condition and results of operations of Engine for the year ended August 31, 2020;

(e)	the unaudited interim consolidated financial statements as at and for the three and nine months ended May 31, 2021 and May 31, 2020, and related notes thereto;

(f)	the management’s discussion and analysis for the three and nine months ended May 31, 2021;

(g)	the material change report of Engine dated January 12, 2021 relating to the announcement of the January 2021 Private Placement and the completion of the first tranche of the January 2021 Private Placement;

(h)	the material change report of Engine dated January 27, 2021 relating to the announcement of the completion of the final tranche of the January 2021 Private Placement;

(i)	the material change report of Engine dated March 1, 2021 relating to the announcement of the completion of the February 2021 Private Placement;

(j)	the material change report of Engine dated July 6, 2021 relating to the appointment of Rudolph Cline-Thomas and Lori Conkling to the Company’s Board of Directors; and,

(k)	the business acquisition report of Engine dated November 13, 2020 relating to the completion of its acquisition of each of Frankly and WinView.

Any document of the type referred to in Item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. These documents will be available on SEDAR, which can be accessed at www.sedar.com.

In addition, any other report on Form 6-K or annual report on Form 40-F (or any respective successor form) and the exhibits thereto filed or furnished by the Company with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part but, in the case of any report on Form 6-K, only if and to the extent expressly so provided in any such report. The Company’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Documents referenced in this prospectus supplement, the prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein by reference.

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Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the prospectus do not incorporate by reference the information on such website into this prospectus supplement and the prospectus and the Company disclaims any such incorporation by reference.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports, publications, websites and other publicly available information, including industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate.

We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Agents makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Agents has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Baker Tilly LLP; (3) the consent of McGovern Hurley LLP; (4) powers of attorney from certain of the Company’s directors and officers (included on the signature page to the Registration Statement); and (5) the Sales Agreement described in this Prospectus Supplement.

AVAILABLE INFORMATION

We have filed with the SEC a Registration Statement on Form F-10, as amended (File No. 333-254709), under the U.S. Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the prospectus but contained in the Registration Statement is available on EDGAR under the Company’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

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We are required to file with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference in, this Prospectus Supplement and the accompanying Prospectus.

Issuer	Engine Media Holdings, Inc.

Securities Offered	Common Shares having an aggregate offering price of up to US$50,000,000.

Manner of Offering	Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made at market prices by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on NASDAQ or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on NASDAQ or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada on the TSXV or other trading markets in Canada. See “Plan of Distribution”.

Use of Proceeds	The net proceeds from the Offering, to the extent raised, are expected to be used by the Company for general corporate purposes and for working capital. See “Use of Proceeds”.

Risk Factors	Investing in the Offered Shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Tax Considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See "Certain United States Federal Income Tax Considerations".

Trading symbol	NASDAQ and TSXV: GAME

THE COMPANY

Businesses of Engine

Engine is a building a leading media and gaming platform for for sports and esports for fans, publishers, infuencers and brands.. The Company offers a unique combination of esports content, streaming technology, gaming platforms, data analytics and intellectual property.

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Engine is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. Engine clients include more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek, and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch, and Ubisoft; and has connectivity into hundreds of millions of homes around the world through content, distribution, and technology.

Engine Media operates a portfolio of businesses that bring together key capabilities and technology for the benefit of its customers. Engine’s media focused businesses include Frankly, Stream Hatchet and Sideqik and its gaming platform and gaming businesses included WinView Games, Eden Games and UMG Gaming.

Engine generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data software-as-a-service (“SaaS”) based offerings; and, programmatic advertising and sponsorships.

Media

Frankly

Frankly, through its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a ground-breaking online video platform for Live, Video-on-Demand (“VOD”) and Live-to-VOD workflows, a full-featured content management system with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, Frankly has been positioned to help video producers take full advantage of the growing market in addressable advertising.

Stream Hatchet

Stream Hatchet S.L. (“Stream Hatchet”), is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. This is a service that no other publisher or esports operator owns in-house. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations, video game producers, and advertising agencies. Stream Hatchet provides a clearly-delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space.

Gaming

Eden Games

Eden Games is a game developer with market-leading competency in building mobile games, currently focused on the racing genre. They are well-known in the industry for the multiple racing franchises they have created and are considered experts in the fields of licensing and racing technology. Founded in 1998 in Lyon, France, by two experienced Atari developers, Eden Games is a household name in development circles and has both a storied history of success and a strong pipeline of future engagements. Its current development deals are for the official F1 mobile game and porting its Gear.Club franchise onto the hugely successful Nintendo Switch. These two contracts provide regular revenue contracted from 3rd parties and a share of the revenue from game sales or in-app purchases.

Eden has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V-Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); Gear.Club Mobile (2016 – 2020); Gear.Club Unlimited (2017); F1 Mobile (2018 – 2020); and Gear.Club Unlimited 2 (2018 – 2020).

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UMG Gaming

The Company acquired UMG on December 31, 2019. UMG is a premier esports company in North America, offering a turnkey platform for esports events, live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

UMG, through its wholly-owned subsidiary UMG Events LLC, which was founded in 2012, is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with approximately 2.1 million registered users and over 18 million matches played live and online through its platform.

UMG is a diversified esports company that has operations involved in:

●	Live tournaments

●	Online contests

●	Casino esports operations

●	Creation and distribution of original content

●	Esports tournament operations through its proprietary tournament management app

WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV. WinView is a leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports. WinView also holds the foundational patents on the synchronized second screen experience.

Recent Developments

Patent Lawsuits Against DraftKings and FanDuel

On July 7, 2021, Engine Media announced that its Winview subsidiary commenced an action in the United States District Court for the District of New Jersey against DraftKings Inc. (NASDAQ: DKNG), alleging infringement of patents owned by Winview. The lawsuit alleges that various gaming services provided by DraftKings infringe Winview’s United States Patent No. 9,878,243 (the “‘243 Patent”) entitled “Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming” and United States Patent No. 10,721,543 (the “‘543 Patent”) entitled “Method Of and System For Managing Client Resources and Assets for Activities On Computing Devices.” The action seeks the recovery of damages and other appropriate relief.

On July 20, 2021, Engine Media announced that its Winview subsidiary commenced an action in the United States District Court for the District of New Jersey against FanDuel, Inc., alleging infringement of patents owned by Winview. The lawsuit alleges that various gaming services provided by FanDuel infringe Winview’s 243 Patent and 543 Patent. The action seeks the recovery of damages and other appropriate relief.

On July 29, 2021, Engine Media announced that its Winview subsidiary filed amended complaints in its patent infringement lawsuits against DraftKings, and FanDuel, which are pending in the United States District Court for the District of New Jersey, to include allegations that the gaming services provided by DraftKings and FanDuel infringe two additional patents owned by Winview: United States Patent No. 9,993,730 entitled “Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming,” and United States Patent No. 10,806,988 entitled “Method Of and System For Conducting Multiple Contests of Skill with a Single Performance.” These actions seek the recovery of damages and other appropriate relief.

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Acquisition of Sideqik

On July 6, 2021, the Company announced the completion of the acquisition of Sideqik, Inc. (“Sideqik”). Engine Media will integrate Sideqik with its subsidiary Stream Hatchet, a global leader in live gaming video distribution analytics and audience engagement. Sideqik’s and Stream Hatchet’s combined assets will allow brands and agencies to have a one-stop-shop solution with proven expertise in evaluating and generating efficiencies across all live and non-live influencer marketing expenditures. With this focus on influencer marketing, Engine Media will empower brands to discover and connect with content creating influencers across any content vertical. It will provide tools to best shape the creation of authentic content that resonates with consumers, as well as best in class measurement to determine earned media value, sales effectiveness, and campaign return on investment.

NASDAQ Listing

The Company’s Common Shares commenced trading on NASDAQ on June 17, 2021.

Equity Financings

In January and February 2021, the Company completed multiple tranches of equity financings totaling 4,371,747 units at an issue price of $7.50 per unit, for gross proceeds of $32,788,103. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company at a price of $15.00 per share for a period of 3 years provided that: (i) if the Common Shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least $30,000,000, and (iii) the closing price of the common shares on NASDAQ is $30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the warrants to the 30th day after the date written notice is provided to the holders.

Corporate History

The Company was incorporated as “Stratton Capital Corp.” under the Business Corporations Act (Ontario) (“OBCA”) pursuant to articles of incorporation on April 8, 2011. On October 19, 2016, the Company filed Articles of Amendment changing its name from “Stratton Capital Corp.” to “Millennial Esports Corp.” On June 7, 2019, the Company filed Articles of Amendment to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares. On October 17, 2019, the Company filed Articles of Amendment to (i) change its name from “Millennial Esports Corp.” to “Torque Esports Corp.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares.

On August 13, 2020, the Company filed Articles of Amendment to (i) change its name from “Torque Esports Corp.” to “Engine Media Holdings, Inc.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares

On December 18, 2020, the Company filed a Continuance Application with the British Columbia Registrar of Companies to continue into British Columbia.

The head office of the Company is located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339 and the registered office of the Company is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of our development. Before deciding to invest in the Offered Shares, you should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company and risks related to the Company’s securities described in the prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus and herein by reference. SEE THE RISK FACTORS BELOW AND THE “RISK FACTORS” SECTION OF THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN. Each of the risks described in these sections and in the documents incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, properties or financial performance, and could result in an entire loss of your investment. These risks are not the only risks we face. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

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These risk factors, together with all other information included or incorporated by reference in this prospectus supplement and accompanying prospectus, including, without limitation, information contained in the section “Cautionary Note Regarding Forward-Looking Statements” as well as the risk factors in the accompanying prospectus and the documents incorporated by reference, should be carefully reviewed and considered by investors. Some of the factors described herein and the accompanying prospectus, in the documents incorporated or deemed incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole.

If any of the adverse effects set out in the risk factors described herein and the accompanying prospectus, or in another document incorporated or deemed incorporated by reference herein or therein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein and the accompanying prospectus, or in the other documents incorporated or deemed incorporated by reference herein or therein or other unforeseen risks.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if determined by the Board to be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Dilution from Further Financings

The Company may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment and the value of the Company’s securities.

There is no certainty regarding the net proceeds to the Company from the Offering.

There is no certainty that US$50,000,000, or any amount, will be raised under the Offering. The Lead Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Lead Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.

Operational, Market and Legal Risks.

The Company is exposed to a variety of operational, market and legal risks in connection with the operation of its business that could have a material adverse effect on the Company and its business, including but not limited to the risks that: the Company will not be successful in creating products and services that appeal to customers, that the Company will not be successful in acquiring or retaining talent, or operating profitably; that Company will not be successful in adapting to changes in market forces, including competition, consumer attitudes, business methods and financing trends; and that the Company could be materially affected by changes in the legal and regulatory landscape in which it operates or by adverse outcomes in pending or future litigation, including the legal matters disclosed in the litigation and arbitration section of the Company's Financial Statements and related MD&A for the three and nine months ending on May 31, 2021, available on sedar.com and sec.gov/edgar.

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CONSOLIDATED CAPITALIZATION

The following describes the changes in the consolidated capitalization of the Company since May 31, 2021, the date of the Company’s most recent financial statements. Except as set forth below, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since May 31, 2021.

(a)	The Company issued 325,021 Common Shares in connection with the acquisition of Sideqik..

(b)	20,833 Common Shares pursuant to the exercise of stock options and received gross proceeds of C$234,371.25.

(c)	1,951 Common Shares pursuant to the vesting of RSUs.

As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Lead Agent in an “at-the-market distribution” or “at-the-market” offering will represent the gross proceeds after deducting the applicable compensation payable to the Lead Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of Common Shares actually sold and the offering price of such Common Shares. See “Plan of Distribution”.

The net proceeds from the Offering, to the extent raised, are expected to be used by the Company for general corporate purposes and for working capital. The Company had negative operating cash flows for the year ended August 31, 2020 and for the nine months ended May 31, 2021 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of the Offering to fund any such negative operating cash flow in future periods. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with the Agents pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$50,000,000 from time to time through the Lead Agent. The Lead Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on NASDAQ or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on NASDAQ or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada, on the TSXV or on any other trading market in Canada. Neither the Company nor the Agents will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSXV or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering, prices may vary as between purchasers and during the period of distribution. The Agents will not engage in any transactions that stabilize the price of the Common Shares.

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Under the terms of the Sales Agreement, the Company also may sell Common Shares to the Lead Agent as principal for its own individual account at a price agreed upon at the time of sale. If the Company sells Common Shares to the Lead Agent as principal, the Company will enter into a separate terms agreement with the Lead Agent and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum number or amount of Offered Shares to be sold through the Lead Agent on a daily basis or otherwise as the Company and the Lead Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Lead Agent will use commercially reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated. The Company may instruct the Lead Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Lead Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.

The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon three days’ written notice to the Agents as specified in the Sales Agreement, and the Lead Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice as specified in the Sales Agreement.

The Lead Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on NASDAQ on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Lead Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee payable to the Lead Agent in connection with the sales of the Offered Shares.

The Company will pay the Lead Agent a Broker Fee of up to 3.0% of the gross sales price per Offered Share sold through the Lead Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agents for certain of their expenses, including the fees and disbursements of its legal counsel. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agents for the documented fees and costs of its legal counsel reasonably incurred in connection with the Agents’ ongoing diligence, drafting and other filing requirements arising from the transactions contemplated by the Sales Agreement. All expenses relating to the Offering and any compensation paid to the Agents will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable Prospectus Supplement.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Lead Agent may agree upon.

None of the Agents are registered as a dealer in any Canadian jurisdiction and, accordingly, no Agent is permitted to and no Agent will, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the sale of all Offered Shares subject to the Sales Agreement; and (ii) the termination of the Sales Agreement as provided therein.

In connection with the sale of the Offered Shares on the Company’s behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. The Agents will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

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NASDAQ has been notified of the Offering. The TSXV has conditionally accepted the listing of the Offered Shares distributed under the Offering, subject to Engine Media fulfilling all of the requirements of the TSXV.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF THE OFFERED SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at August 9, 2021, 15,364,425 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

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PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

Types of Security	Date of Issue	Number of Securities/ Principal Amount	Exercise Price	Expiry Date
Common Share purchase warrant(1)(2)	August 31, 2020	148,481	CDN$7.50	July 8, 2024
Common Share(1)(3)	August 31, 2020	148,481	N/A	N/A
Common Share purchase warrant(1)(2)	August 31, 2020 – April 7, 2021	127,998	CDN$7.50	July 25, 2024
Common Share(1)(3)	August 31, 2020 – April 7, 2021	127,998	N/A	N/A
Common Share purchase warrant(1)(2)	January 28, 2021 – March 18, 2021	55,333	CDN$7.50	August 8, 2024
Common Share(1)(3)	January 28, 2021 – March 18, 2021	55,333	N/A	N/A
Common Share(4)	August 4, 2020 – July 5, 2021	197,929	N/A	N/A
Convertible Debentures(5)	August 19, 2020 – September 15, 2020	$7,651,393	N/A	August 19, 2022 – September 15, 2022
RSUs(6)	August 13, 2020	352,335	N/A	N/A
Convertible Debentures(7)	August 25, 2020	$3,000,000	N/A	August 25, 2022
Convertible Debentures(8)	October 16, 2020	$1,050,000	N/A	October 16, 2022
Convertible Debentures(9)	October 16, 2020	$1,000,000	N/A	October 16, 2022
Common Share(10)	October 29, 2020	2,500	N/A	N/A
RSUs(11)	November 3, 2020	75,944	N/A	N/A
RSUs(12)	November 4, 2020 – November 15, 2020	246,603	N/A	N/A
Convertible Debentures(13)	November 20, 2020	$950,000	N/A	November 20, 2022
Warrants(14)	November 20, 2020	224,719	$15	November 20, 2024
Common Shares(15)	November 25, 2020	66,666	N/A	N/A
Common Shares(16)	December 2, 2020	40,000	N/A	N/A
Common Shares(17)	December 3, 2020	75,944	N/A	N/A
Convertible Debentures(18)	December 2, 2020	$1,000,000	N/A	January 5, 2022
Common Shares(18)	December 30, 2020	6,666	N/A	N/A
Common Shares(19)	January 8, 2021	1,430,186	N/A	N/A
Warrants(19)	January 8, 2021	1,072,639	$15	August 19, 2023
Common Shares(20)	January 8, 2021	1,442,399	N/A	N/A
Warrants(20)	January 8, 2021	796,147	$15	January 8, 2024
Common Shares(20)	January 22, 2021	979,048	N/A	N/A
Warrants(20)	January 22, 2021	529,564	$15	January 22, 2024
Common Shares(21)	February 12, 2021 – March 18, 2021	123,331	N/A	N/A
Warrants(21)	February 12, 2021 – March 18, 2021	61,664	$15	August 19, 2023 – September 15, 2023
Common Shares(22)	February 23, 2021 – March 10, 2021	23,825	N/A	N/A
Common Shares(23)	February 24, 2021	2,013,966	N/A	N/A
Warrants(23)	February 24, 2021	1,051,550	$15	February 24, 2024
Convertible Debentures(24)	February 24, 2021	$5,000,000	$10.25	February 24, 2024
Common Shares(25)	March 10, 2021	15,867	N/A	N/A
Common Shares(26)	March 24, 2021 – May 20, 2021	683,141	N/A	N/A
Common Shares(27)	June 9, 2021	20,833	N/A	N/A
Common Shares(28)	July 2, 2021	1,951	N/A	N/A
Common Shares(29)	July 2, 2021	325,021	N/A	N/A

Notes:

(1) On July 8, 2019, Engine Media closed a first tranche of a non-brokered private placement of convertible debentures in the amount of CDN$5,251,112 (“2019 Convertible Debentures”). The 2019 Convertible Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. Holders of the 2019 Convertible Debentures may convert all or a portion of the principal amount of the 2019 Convertible Debentures into units of Engine Media at a price of CDN$7.50 per unit. Each unit is comprised of one Common Share and one warrant, with each warrant exercisable into a Common Share at an exercise price of CDN$7.50 per share for a period of five years from the issuance of the 2019 Convertible Debentures. Engine Media shall be entitled to call for the exercise of any outstanding warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above CDN$45.00 for 15 consecutive trading days. On July 25, 2019 Engine Media closed an additional tranche of principal amount 2019 Convertible Debentures of CDN$5,342,000 and on August 8, 2019, Engine Media closed a final tranche of principal amount 2019 Convertible Debentures of CDN$4,406,900. The non-brokered private placement of 2019 Convertible Debentures was fully subscribed for a total of principal amount of CDN$15,000,012. As of the date of this Prospectus, the balance remaining of the 2019 Convertible Debentures after accounting for conversions was CDN$$565,890.

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(2) Common Share purchase warrants issued on conversion of the 2019 Convertible Debentures, as described under Note (1), above.

(3) Common Shares issued on conversion of the 2019 Convertible Debentures, as described under Note (1), above.

(4) Common Shares issued on exercise of 197,929 warrants issued under the 2019 Convertible Debentures, as described under Note (1), above.

(5) On August 19, 2020, Engine Media closed a first tranche of a non-brokered private placement of convertible debentures in the amount of US$5,750,000 (“2020 Convertible Debentures”). The 2020 Convertible Debentures will mature 24 months from the date of issuance and bear interest at a rate of 5% per annum (subject to the following adjustments), payable on maturity. At the Company’s option, interest under the 2020 Convertible Debentures is payable in kind in Engine Media Common Shares at an issue price which would be based on the trading price of the Common Shares at the time of such interest payment. The interest rate under the 2020 Convertible Debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date. The 2020 Convertible Debentures holders may convert all or a portion of the principal amount of the 2020 Convertible Debentures into units of the Company at a price equal to the lesser of (a) US$11.25 per unit, and (b) if such conversion occurs after a public offering of securities by the Company, a 15% discount to the public offering price, provided that such conversion price shall not be less than US$7.50 per unit. Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the Common Shares of the Company and the exercise of warrants of the Company to be issued pursuant to the conversion of the 2020 Convertible Debentures, holders of 2020 Convertible Debentures may convert such convertible debentures into units at US$7.50 per unit. Each unit is comprised of one Common Shares and one-half of one warrant, with each warrant exercisable into one Common Shares of the Company at an exercise price of US$15.00 per share for a period of three years from the issuance of the 2020 Convertible Debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding warrants in the event. On September 15, 2020, Engine Media closed the final tranche of 2020 Convertible Debentures in the amount of US$1,901,393.

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(6) On August 13, 2020, the Company granted RSUs pursuant to the Company’s Omnibus Equity Incentive Plan to the following directors and officers in the following amounts: Tom Rogers (113,095 RSUs), Lou Schwartz (147,619 RSUs), Peter Liabotis (16,384 RSUs) Steve Zenz (14,764 RSUs), Bryan Reyhani (16,773 RSUs), Hank Ratner (11,954 RSUs), and Mike Munoz (31,746 RSUs).

(7) On August 25, 2020, Engine Media announced it completed the acquisition of a 20.48% interest in mobile gaming company One Up Group, LLC (“One Up”). The purchase price was satisfied with the issuance of principal amount US$3 million convertible debentures, having the same terms as the 2020 Convertible Debentures, except that references therein to US$7.50 have been changed to US$9.50 (the “One Up Debenture”).

(8) On October 16, 2020, the Company announced that it closed a first tranche of principal amount US$1,050,000 of the first US$2,000,000 draw of a US$8,000,000 stand-by convertible debenture facility (“Standby Debentures”). The Standby Debentures have substantially similar terms as the 2020 Convertible Debentures, except the following: (i) the references therein to a minimum US$7.50 conversion price have been changed to US$8.90; and (ii) the Standby Debentures are only convertible into common shares of the Company, not units.

(9) On October 16, 2020, the Company announced that it closed a principal US$1 million convertible debenture financing which as similar terms to the 2020 Convertible Debentures, except the references therein to US$7.50 have been changed to US$7.80 (the “2020 Convertible Debentures ($7.80)”).

(10) Common Shares issued on exercise of 2,500 warrants at an exercise price of CDN$9.75, such warrants being issued in connection with the Frankly Inc. (“Frankly”) transaction.

(11) On November 3, 2020, the Company granted 75,944 RSUs to Darren Cox which vest 30 days following the grant thereof.

(12) On November 4, 2020, the Company granted 241,103 RSUs to management of the Company which will vest over a three year period. On November 15, 2021, the Company granted 5,500 RSUs to management of the Company under the same terms.

(13) On November 20, 2020, the Company closed a second tranche of Standby Debentures in the amount of US$950,000.

(14) Common Share purchase warrants issued in connection with the Standby Debentures (“Standby Warrants”). Each Standby Warrant is exercisable into a Common Share at an exercise price of US$15 until November 20, 2024.

(15) Common Shares issued pursuant to the vesting of RSUs.

(16) On December 2, 2020, the Company agreed to settle outstanding debt of CDN294,000 with two arm’s length creditors by issuing 40,000 Common Shares at a deemed price of CDN$7.35 per Common Share. The Common Shares are subject to a four-month hold period which will expire on April 5, 2021.

(17) Common Shares issued pursuant to the vesting of RSUs.

(18) On December 2, 2020, the Company announced that its wholly-owned subsidiaries Frankly Media LLC and Frankly have amended the existing secured credit facility (as amended, the “EB Loan”) with arm’s length lender EB Acquisition Company, LLC (the “EB Lender”), in connection with the advance of an additional US$1,000,000 under the EB Loan, which is convertible at the option of the EB Lender, at a conversion price per share of US$11.25. The credit limit under the EB Loan of US$5 million is now fully drawn. In connection with the amendment, the maturity date of the EB Loan has been extended from January 5, 2021 until January 5, 2022. Additionally, the Company has guaranteed the obligations under the EB Loan and has granted a security interest in favour of the EB Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company has agreed to issue to the EB Lender an aggregate of 6,666 Common Shares and an amendment fee of US$100,000 which forms part of the outstanding principal under the EB Loan. The Common Shares issuable will be subject to a hold period expiring four months and a day following the date of issuance, as well as restrictions on transfer under applicable securities laws.

(19) On January 8, 2021 the Company completed the settled convertible debentures (the “Debt Settlements”) of an aggregate principal amount of $10,726,393 in outstanding convertible debentures through the issuance of 1,430,186 units at a deemed price of US$7.50 per unit, with each unit consisting of a common share and three-quarters of a warrant, with each whole warrant exercisable into a common share at an exercise price of US$15 per share for a period of three years.

(20) On December 23, 2020, the Company announced its intention to complete a non-brokered private placement of up to approximately 3.3 million units at a price of US$7.50 per unit for gross proceeds of up to US$25,000,000 (“January 2021 Private Placement”). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company at a price of US$15.00 per share for a period of 3 years provided that: (i) if the common shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least US$30,000,000, and (iii) the closing price of the common shares on NASDAQ is US$30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the warrants to the 30th day after the date written notice is provided to the holders. On January 8, 2021 the Company closed the first tranche of the January 2021 Private Placement for aggregate gross proceeds of US$10,540,883 and 1,405,451 units were issued. The Company paid cash commissions to eligible finders totalling $284,989 and also issued the following securities as partial payment of commissions to finders: 36,948 units; and, 74,947 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above. On January 26, 2021, the Company announced it had closed the final tranche of 966,296 units for gross proceeds of US$7,247,222.50 of the previously announced non-brokered private placement of units at a price of US$7.50 per unit. The Company paid cash commissions to eligible finders under the offering totaling $205,652.05 and also issued the following securities as partial payment of commissions to finders: 12,752 units; and, 40,040 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

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(21) Common Shares and warrants issued on the conversion of US925,000 of 2020 Convertible Debentures.

(22) Common Shares issued on exercise of 23,825 warrants at an exercise price of CDN$9.75, such warrants being issued in connection with the Frankly transaction.

(23) On February, 5, 2021, the Company announced its intention to complete a non-brokered private placement of up to 2 million units at a price of US$7.50 per unit for gross proceeds of up to US$15,000,000 (“February 2021 Private Placement”). Each unit under the February 2021 Private Placement has the same terms as the units under the January 2021 Private Placement. On February 24, 2021, the Company closed the February 2021 Private Placement for aggregate gross proceeds of US$15,000,000 and 2,000,000 units were issued. The Company paid cash commissions to eligible finders under the Offering totalling US$229,506.08 and also issued the following securities as partial payment of commissions to finders: 13,966 units; and, 44,567 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

(24) On February 26, 2021, the Company announced that it and EB Lender converted the EB Loan in the principal amount of US$5,000,000, into a US$5,000,000 secured convertible debenture (which amount includes and replaces the US$1,000,000 convertible debenture described in Note 18, above) which is convertible into units of the Company at a conversion price of US$10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of US$15 per share for a period of three years from the issuance of the convertible debenture.

(25) Common Shares issued pursuant to the vesting of RSUs.

(26) Common Shares issued on exercise of 683,141 warrants at an exercise price of CDN$9.75, such warrants being issued in connection with the Frankly transaction.

(27) Common Shares issued pursuant to the exercise of options.

(28) Common Shares issued pursuant to the vesting of RSUs.

(29) On July 6, 2021, the Company announced the completion of its acquisition of Sideqik. As a result of the completion of the transaction, the Company issued a total of 325,021 Common Shares to the sellers and related parties.

(30) On October 17, 2019, the Company completed a consolidation of its Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares. On August 13, 2020, the Company completed a further consolidation of its Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares. The figures in this table and in the notes thereto are presented on a post-consolidation basis unless otherwise specified.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “GAME” and on NASDAQ under the symbol “GAME”. The following tables set forth information relating to the trading of the Common Shares on the TSXV and NASDAQ for the 12-month period prior to the date of this prospectus supplement.

	TSXV (prices in Canadian dollars)
Date	Price Range (high - low)	Total Volume
Aug 1 - 9, 2021	$8.81 - $7.10	115,727
July 2021	$15.83 - $7.55	595,264
June 2021	$16.59 - $9.90	1,926,805
May 2021	$12.48 - $9.35	348,078
April 2021	$14.38 - $10.00	469,615
March 2021	$14.24 - $11.00	684,613
February 2021	$14.84 - $8.90	1,417,221
January 2021	$10.90 - $9.01	311,902
December 2020	$11.00 - $8.17	406,204
November 2020	$10.35 - $7.21	403,501
October 2020	$11.76 - $9.00	496,703
September 2020	$11.74 - $8.70	378,890
August 2020(3)	$14.75 - $7.43	744,917

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	NASDAQ (prices in United States dollars)
Date	Price Range (high - low)	Total Volume
Aug 1 - 9, 2021	$7.08 - $5.65	1,482,305
July 2021	$12.74 - $6.07	15,222,528
June 17 – 30, 2021(1)	$13.40 - $8.52	5,211,631

Notes:

(1)	The Common Shares commenced trading on the NASDAQ on June 17, 2021.

On August 9, 2021, the last trading day before the date of this prospectus supplement on NASDAQ and the TSXV, the closing prices of the Common Shares on such exchanges were US$6.89 and C$8.57, respectively.

DIVIDENDS

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to fund the growth of its business. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a US Holder as a result of the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the U.S. Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to US Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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Scope of this Summary Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) (“Treasury Regulations”), U.S. court decisions published rulings and administrative positions of the IRS, and the US Treaty, in each case, in effect as of the date of this prospectus supplement. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time.

US Holder

For purposes of this section, a “US Holder” is a beneficial owner of Offered Shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the United States for US federal income tax purposes; (b) a corporation, or other entity treated as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holder

For purposes of this summary, a “Non-US Holder” is a beneficial owner of Offered Shares that is neither a US Holder nor a partnership (or other “pass-through” entity for US federal income tax purposes. This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non-US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences (including the potential application of and operation of the US Treaty or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including US Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) have a “functional currency” other than the US dollar; (d) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; (g) are partnerships or other flow-through entities; (h) are subject to special tax accounting rules with respect to the Offered Shares; (i) are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) own, have owned, or will own, directly, indirectly or by attribution, 10% or more of the total combined voting power or value of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are US expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code. US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for US federal tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for US federal tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local tax, U.S. estate, gift, and generation-skipping tax, U.S. federal net investment income tax, U.S. federal alternative minimum tax, or non-U.S. tax consequences to US Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each US Holder should consult its own tax advisor regarding the U.S. state and local tax, U.S. estate, gift, and generation-skipping tax, U.S. federal net investment income, U.S. federal alternative minimum tax and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

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US Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A US Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in the Offered Shares, and thereafter as a gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain calculations of its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and US Holders should therefore assume that any distribution by the Company with respect to Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the US Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. If the Company is not a PFIC in the tax year of distribution or the preceding tax year, dividends paid to a US Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a US Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year.

Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” or “PFIC” for any year during a US Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a US Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC during its prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been, is not and will not become a PFIC for any tax year during which US Holders hold Offered Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. US Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year in which a US Holder held Offered Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a US Holder in any tax year over 125% of the average annual distributions such US Holder has received from the Company during the shorter of the three preceding tax years, or such US Holder’s holding period for the Offered Shares, as applicable. Generally, a US Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

US Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to US Holders the information such US Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a US Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

The foreign tax credit rules are complex, and involve the application of rules that depend on a US Holder’s particular circumstances. Accordingly, each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt or otherwise disposes of such foreign currency may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes. Different rules may apply to US Holders subject to the accrual method of tax accounting. US Holders should consult their own US tax advisors regarding the US federal income tax consequences of receiving, owning and disposing of foreign currency.

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Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of US Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on US Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. US Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. US Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.Payments made within the United States, or by a US payor or US middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a US Holder (a) fails to furnish such US Holder’s correct US social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect US taxpayer identification number; (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a US Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. US Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO US HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. US HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Company by Fogler, Rubinoff LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters and on behalf of the Agents by Stikeman Elliott LLP with respect to certain Canadian legal matters, and Goodwin Procter LLP with respect to certain United States legal matters.

As of the date hereof, Fogler, Rubinoff LLP, and its partners and associates, and Stikeman Elliott LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Company are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with the Registration Statement of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Louis Schwartz as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Offering.

AUDITOR, REGISTRAR AND TRANSFER AGENT

Our independent auditor is Baker Tilly WM LLP, Chartered Professional Accountants, 1500 - 401 Bay Street, Toronto, ON, Canada M5H 2Y4.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc., located at its principal offices in Toronto, Ontario.

S-22

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 25, 2021

ENGINE MEDIA HOLDINGS, INC.

US$150,000,000

Common Shares

Preference Shares

Warrants

Subscription Receipts

Debt Securities

Units

Engine Media Holdings, Inc. (“Engine”, the “Company”, “we” or “us”) may offer and issue from time to time common shares of the Company (“Common Shares”), preference shares of the Company (“Preference Shares”, and together with Common Shares, the “Shares”), warrants to purchase Common Shares (“Warrants”), subscription receipts of the Company exchangeable for Common Shares and/or other securities of the Company (“Subscription Receipts”), debt securities (the “Debt Securities”), or any combination thereof (“Units” and collectively with all of the foregoing, the “Securities”) up to an aggregate initial offering price of US$150,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”).

All information required to be included in a short form prospectus but permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (“TSXV”) and quoted on the OTCQB® Venture Market operated by OTC Markets Group, Inc. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Fogler, Rubinoff LLP, with respect to Canadian legal matters.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 8, in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Preference Shares, the designation of the particular series, the number of Preference Shares offered, the offering price, the currency, and any other terms specific to the Preference Shares being offered, (iii) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company and any other specific terms; and (v) in the case of Debt Securities, the designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the maturity date, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rates, any conversion or exchange rates attached to the Debt Securities, whether the Company may redeem the Debt Securities at its option and any other specific terms; and (vi) in the case of Units, the designation, number of Securities comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in Canada and the United States. This Prospectus does not, and any applicable Prospectus Supplement may not fully, describe these tax consequences. Prospective investors should read the tax discussion in any applicable Prospectus Supplement, but note that such discussion may be only a general summary that does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisors about the tax consequences relating to the purchase, ownership and disposition of the Securities in light of the investor’s own circumstances.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions). However, the Company has filed an undertaking with the Autorité des marchés financiers pursuant to which the Company undertakes to file an amendment to this Prospectus to add Québec as a jurisdiction should the Company determine to proceed with an “at-the-market distribution”.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars. References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”, except as otherwise indicated.

- ii -

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE ‘‘SEC’’) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and our interim financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is existing in British Columbia, a province of Canada; (ii) some of the officers and directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

The Company’s head office is located at 33 Whitehall Street, 8th Floor, New York, NY 10004. The Company’s registered office is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada, other than Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8, or by telephone at (212) 931-1200, and are also available electronically at www.sedar.com.

- iii -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of any document incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;

●	our ability to successfully execute our business plan;

●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;

●	expectations regarding existing products and plans to develop, implement or adopt new technology or products;

●	expectations regarding the successful integration of recent acquisitions of WinView, Inc. (“WinView”) and Frankly Inc. (“Frankly”);

●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;

●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;

●	requirements for additional capital and future financing options;

●	the risks inherent in international operations;

●	marketing plans;

●	our ability to compete with our competitors and their technologies;

●	our reliance on key executives and the ability to attract and retain qualified personnel;

●	the availability of intellectual property protection for the Company’s products, and our ability to expand and exploit our intellectual property;

●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;

●	the completion of and our use of the proceeds of any offering; and

●	other expectations of the Company.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

●	that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate;

●	assumptions and uncertainties related to the expected size of the esports market and other markets for the Company’s products and the acceptance of the Company’s product in existing and new markets;

●	our ability to generate new sales and market demand for our products;

●	our ability to continue to attract and retain qualified personnel;

●	our ability to protect our intellectual property and to expand and exploit our intellectual property;

●	the successful execution of our business plan;

●	the availability of additional capital; and

●	general economic and financial market conditions.

Forward-looking statements contained in or incorporated by reference in this Prospectus are based on the assumptions described in this Prospectus. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors, both known and unknown, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

●	liquidity concerns and future financings;

●	execution of business plan;

●	the integration of recent acquisitions such as WinView, Frankly, and UMG Media Ltd. (“UMG”);

●	the management of growth;

●	reduced cash reserves from future operating losses;

●	failure to compete successfully in various markets;

●	the development of high-quality products;

●	rapid technological changes;

●	proprietary protection and intellectual property disputes;

●	transmission of user data;

●	data collection risk;

●	mobile gaming and the free-to-play business model;

●	the condition of the global economy;

●	risks inherent in foreign/international operations;

●	changing governmental regulations;

●	COVID-19 related risks;

●	speculative nature of investment in the Securities;

●	the Company has never paid dividends;

●	volatility in the market price of the Common Shares;

●	no market for the Preference Shares, Warrants, Debt Securities or Units;

●	dilution risk;

●	issuance of Preference Shares that have superior rights to Common Shares;

●	the listing of the Common Shares on the NASDAQ Capital Market (“NASDAQ”);

●	loss of foreign private issuer status;

●	discretion in use of proceeds; and

●	those risks discussed in this Prospectus under the heading “Risk Factors”.

These factors are not intended to represent a complete list of the factors that could affect the Company. However, these factors should be considered carefully by prospective investors. A more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found under the heading “Risk Factors” in this Prospectus.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus or in any document incorporated by reference herein.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars. The Company’s consolidated financial statements for the years ended August 31, 2020 and 2019, as incorporated by reference in this Prospectus, have been prepared in accordance with IFRS.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the daily rates of exchange, as applicable, as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended August 31
	2020	2019
Rate at the end of period	$0.7668	$0.7522
Average rate during period	$0.7436	$0.7546
Highest rate during period	$0.7710	$0.7811
Lowest rate during period	$0.6898	$0.7330

On March 24, 2021, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00= US$0.7961.

THE COMPANY

Corporate Structure

The Company was incorporated as “Stratton Capital Corp.” under the Business Corporations Act (Ontario) (“OBCA”) pursuant to articles of incorporation on April 8, 2011. On October 19, 2016, the Company filed Articles of Amendment changing its name from “Stratton Capital Corp.” to “Millennial Esports Corp.” On June 7, 2019, the Company filed Articles of Amendment to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares. On October 17, 2019, the Company filed Articles of Amendment to (i) change its name from “Millennial Esports Corp.” to “Torque Esports Corp.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares.

On August 13, 2020, the Company filed Articles of Amendment to (i) change its name from “Torque Esports Corp.” to “Engine Media Holdings, Inc.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares

On December 18, 2020, the Company filed a Continuance Application with the British Columbia Registrar of Companies to continue into British Columbia.

The head office of the Company is located at 33 Whitehall Street, 8th Floor, New York, NY 10004 and the registered office of the Company is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8.

Inter-Corporate Relationships

The following is a summary of the inter-corporate relationships between the Company and its subsidiaries, which together comprise the consolidated Company as at the date hereof:

Businesses of Engine

Engine is a multi-platform media group leading the charge in esports, news streaming and gaming. Following the completion of the transformational acquisition of each of Frankly and WinView, the Company now offers a unique combination of esports content, streaming technology, gaming platforms, data analytics and intellectual property.

Engine is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. Following the Frankly and WinView acquisitions, Engine clients include more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek, and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch, and Ubisoft; and has connectivity into hundreds of millions of homes around the world through content, distribution, and technology. Engine generates revenue through a combination of: direct-to-consumer and subscription fees; streaming technology and data software-as-a-service (“SaaS”) based offerings; and, programmatic advertising and sponsorships.

Eden Games

Eden Games is a game developer with market-leading competency in building mobile racing games. They are well-known in the industry for the multiple racing franchises they have created and are considered experts in the fields of licensing and racing technology. Founded in 1998 in Lyon, France, by two experienced Atari developers, Eden Games is a household name in development circles and has both a storied history of success and a strong pipeline of future engagements. Its current development deals are for the official F1 mobile game and porting its Gear.Club franchise onto the hugely successful Nintendo Switch. These two contracts provide regular revenue contracted from 3rd parties and a share of the revenue from game sales or in-app purchases.

Eden has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V-Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); Gear.Club Mobile (2016 – 2020); Gear.Club Unlimited (2017); F1 Mobile (2018 – 2020); and Gear.Club Unlimited 2 (2018 – 2020).

Stream Hatchet

Stream Hatchet S.L. (“Stream Hatchet”), is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. This is a service that no other publisher or esports operator owns in-house. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations, video game producers, and advertising agencies. Stream Hatchet provides a clearly-delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space.

UMG

The Company acquired UMG on December 31, 2019. UMG is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

UMG, through its wholly-owned subsidiary UMG Events LLC, which was founded in 2012, is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with approximately 2.1 million registered users and over 18 million matches played live and online through its platform.

UMG is a diversified esports company that has operations involved in:

●	Live tournaments
●	Online contests
●	Casino esports operations
●	Creation and distribution of original content
●	Esports tournament operations through its proprietary tournament management app

Frankly and WinView Acquisition

On May 8, 2020, the Company completed a business combination with Frankly and WinView. It is expected that the transaction will place Engine at the forefront of esports, news streaming and sports gaming across multiple media platforms. The completion of the Frankly and WinView acquisition has resulted in a company with a unique combination of assets, ranging from esports content, streaming technology, sports gaming, data and analytics as well as intellectual property.

Frankly

Frankly, through its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a ground-breaking online video platform for Live, Video-on-Demand (“VOD”) and Live-to-VOD workflows, a full-featured content management system with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, Frankly has been positioned to help video producers take full advantage of the growing market in addressable advertising.

WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV. WinView is a leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports. WinView also holds the foundational patents on the synchronized second screen experience.

Disposition of Motorsport Assets

On November 4, 2020, the Company announced that it completed the disposition of all of its shares in IDEAS+CARS Limited (“IDEAS+CARS”) and DriverDB AB (“Driver DataBase”), which also included, by extension, the disposition of its other motorsport assets: The World’s Fastest Gamer, WTF1, The Race, Let’s Go Racing, and The World Series of Racing (collectively with IDEAS+CARS and Driver DataBase, the “Motorsport Assets”). The Motorsport Assets were acquired by LNT Group, an investment group based in the United Kingdom. As consideration for the acquisition of the Motorsport Assets, LNT Group assumed all ongoing liabilities for the business with respect to the Motorsport Assets.

As part of the disposition of the Motorsport Assets, Darren Cox resigned as co-CEO of the Company and he resigned as a director of the Company effective December 31, 2020.

RECENT DEVELOPMENTS – COVID-19

The Company continues to assess, monitor and deal with the impact of COVID-19 on our business and to share information across the Company. We continue to adjust our operations and take actions to protect the health of our employees. The Company’s workforce is currently working remotely and has been largely unaffected by COVID-19 given the nature of the Company’s business.

Also see, below, “Risk Factors - Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, or our customers”.

RISK FACTORS

Before making an investment decision, investors should carefully consider the information described in this Prospectus, any applicable Prospectus Supplement and in the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Securities, including the factors listed below, and any other risk factors described in a document incorporated by reference in this Prospectus and any applicable Prospectus Supplement, which investors should carefully consider before investing. Some of the following factors and the risk factors described in the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. The risks described in this Prospectus, any applicable Prospectus Supplement and in the documents incorporated by reference herein and therein describe certain currently known material factors, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations. If any of the following or other risks occur, it could have a material adverse effect on our business, prospects, financial condition and results of operations and on the trading price of the Common Shares, which could materially decline, and investors may lose all or part of their investment. It is also believed that these factors could cause actual results to be different from expected results. Additional risks and uncertainties of which we are currently unaware or that are unknown or that we currently deem to be immaterial could also have a material adverse effect on our business, prospects, financial condition and results of operations. We cannot assure prospective purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this Prospectus, any applicable Prospectus Supplement and in the documents incorporated by reference herein and therein, or other unforeseen risks. The market in which we currently compete is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Prospective purchasers should not rely upon forward-looking statements as a prediction of future results. In addition to the risks described elsewhere in this Prospectus and any applicable Prospectus Supplement, including in the documents incorporated by reference herein and therein, the following risks for the Company should be considered.

Risks Associated with our Business and Industry

Liquidity concerns and future financings

Although we have been successful in the past in financing our activities, there can be no assurance that we will be able to obtain additional financing as and when needed in the future to execute our business plan and future operations. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. It may be difficult or impossible for us to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as us, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that we pay to service future debt incurred by us and affect our ability to fund ongoing operations.

Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our business plan

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If our business plan is more costly than we anticipate or we have significant cost overruns, certain products and development activities may be delayed or eliminated or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Difficulties integrating acquisitions and strategic investments

We have acquired businesses, personnel and technologies in the past and we expect to continue to pursue acquisitions, such as the completed acquisitions of Frankly, WinView, UMG, Eden Games, Stream Hatchet and other investments that are complementary to our existing business, and expanding our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the esports industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

Management of growth

We have grown rapidly since our inception and we plan to continue to grow at a rapid pace. This growth has put significant demands on our processes, systems and personnel.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Managing our growth will require significant expenditures and allocation of valuable management resources. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may continue to have reduced cash reserves

We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

The PPP loans may not be forgiven

We currently have outstanding PPP loans of $1,414,764 which we expect will be forgiven in full as it has cleared all requirements for full forgiveness - all forgiveness applications have been submitted as of present and formal forgiveness of these loans is expected in the near term. However, we have no certainty that the PPP loans will be forgiven, and if the applications are not accepted, the loans will need to be repaid partially or in full.

Competition

Our potential failure to compete successfully in the various markets we participate in could have a material adverse effect on our business, financial condition and results of operations. The market for the various types of product and service offerings we provide is very competitive and rapidly changing. We face competition from other esports businesses, many of which are larger and better funded than us. There can be no guarantee that our current and future competitors will not develop similar or superior services to our products and services which may render us uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm our business.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet are much larger and more well-established markets and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our games in comparison to other forms of entertainment, including new forms, our business model may no longer be viable.

The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, we must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render our technologies, products or services obsolete or cause us to lose market share. The online gaming software industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect our revenue. There can be no assurance that we can improve the features, functionality, reliability and responsiveness of infrastructure. Similarly, the technologies that we employ may become obsolete or subject to intense competition from new technologies in the future. If we fail to develop, or obtain timely access to, new technologies, or if we fail to obtain the necessary licenses for the provision of services using these new technologies, we may lose market share, and our results of operations would be adversely affected.

Proprietary protection and intellectual property disputes

Protection of our trade secrets, copyrights, trademarks, domain names and other product rights are important to our success. We protect our intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, many of our proprietary technologies are currently unpatented nor have we made any applications for such intellectual property registrations and we have no present intention to do so in the near future. As such, the current steps that it takes to protect our intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

Should we decide to register our intellectual property in one or more jurisdictions, it will be an expensive and time consuming process and there is no assurance that we will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in us being unable to successfully prevent our competitors from imitating our solutions or using some or all of our processes. Even if patents and other registered intellectual property rights were to be issued to us, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies.

With our acquisition of WinView, we acquired WinView’s intellectual property portfolio. WinView’s patent portfolio is an important asset to us and our patent strategy with respect to the WinView patent portfolio is to pursue the broadest possible patent protection of its technologies in selected jurisdictions. Litigation may be necessary to enforce our intellectual property rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, our intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We may also face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and former employers of our personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new game or product offering, cease offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify our software and features, or develop substitutes. We have already had communication from trade mark trolls in this respect. At this time these actions are a nuisance rather than a quantifiable business risk.

In addition, we use open source software in our games and we expect to continue to use open source software in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Transmission of User Data

We transmit and store a large volume of data. We are subject to legislation and regulations on the collection, storage, retention, transmission and use of user-data that we collect. Our efforts to protect the personal information of our users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data, our users’ data, our partners’ data or our clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of our terms of service or policies could damage our reputation and brands and diminish our competitive position. Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on our prospects, businesses, financial condition or results of operations.

Data collection risks

We partially rely on data captured by Stream Hatchet for our revenues and for assessing the performance of some of our brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits its ability to verify the reliability of such data. Further, Stream Hatchet may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Mobile gaming and the free-to-play business model

Eden Games is partially reliant on the free-to-play business model where monetization is through in-app purchases. The risks of that business model include the dependence on a relatively small number of consumers for a significant portion of revenues and profits from any given game, including the current title, Gear.Club. If we increase our reliance on the free-to-play model, we may be exposed to increased risk. For example, we may invest in the development of new free-to-play interactive entertainment products that do not achieve significant commercial success, in which case our revenues from those products likely will be lower than anticipated and we may not recover our development costs. Further, if: (1) we fail to offer monetization features that appeal to our consumers; (2) these consumers do not continue to play our free-to-play games or purchase virtual items at the same rate; (3) our platform providers make it more difficult or expensive for players to purchase our virtual currency; or (4) we cannot encourage significant additional consumers to purchase virtual items in our free-to-play games, our business may be negatively impacted.

Global economy

Our business is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for our products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of our business and operations is conducted in foreign jurisdictions, including the United States, Spain, the United Kingdom, and France. As such, our business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which our business is conducted. Our operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed. In the event of a dispute arising in connection with our operations in a foreign jurisdiction where we conduct or will conduct our business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business. We believe that our management is sufficiently experienced to manage these risks.

Regulation

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede our growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavourable changes in regulations and laws could decrease demand for our events, online offering and merchandise, increase our cost of doing business or otherwise have a material adverse effect on our reputation, popularity, results of operations and financial condition.

Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, or our customers

Emerging diseases, like COVID-19, and government actions to address them, may adversely affect our operations, our suppliers, or our customers. The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration, but it could:

●	worsen economic conditions, which could negatively impact access to capital;

●	reduce consumer spending;

●	limit our employees from travelling which could affect the execution of our business plan given the Company is multi-jurisdictional; or

●	result in governmental regulation adversely impacting our business all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.

The Company’s Working Capital Requirements May Be Higher than Anticipated and/or Its Revenue May Be Lower than Anticipated Over Relevant Periods.

The Company’s current available financial resources and the anticipated cash flow, are expected to provide sufficient financial resources to fund the Company’s planned operations and cash requirements for at least 12 months following the date of this Prospectus. However, there is a risk that working capital requirements over that time period will be greater than anticipated, or that revenues may be lower than anticipated. Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: operating costs may be higher than expected; and, unanticipated capital requirements. Many of these factors are not within the Company’s control. See “Caution Regarding Forward-Looking Statements”.

Risks Related to our Securities

Investing in the Securities is speculative, and investors could lose their entire investment

An investment in the Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Securities.

We have never paid dividends and may not do so in the foreseeable future

We have never paid cash dividends on our Common Shares. Currently, we intend to retain our future earnings, if any, to fund the development and growth of our business, and we do not anticipate paying any cash dividends on our Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future.

The market price for Common Shares has been volatile in the past, and may be subject to fluctuations in the future

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to our operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by us or our competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

There is no market through which the Preference Shares, Warrants, Debt Securities or Units may be sold

There is no market through which the Preference Shares, Warrants, Debt Securities or Units may be sold. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

●	changes in the overall market for those securities;

●	changes in our financial performance or prospects;

●	changes or perceived changes in our creditworthiness;

●	the prospects for companies in the industry generally;

●	the number of holders of those securities;

●	the interest of securities dealers in making a market for those securities; and

●	prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to our existing shareholders, or at all.

Future sales or issuances of Securities could decrease the value of existing securities, dilute investors’ voting power and reduce our earnings per share

We may sell additional securities in subsequent offerings and may issue additional securities to finance operations, acquisitions or other projects. Our articles permit the issuance of an unlimited number of Common Shares. Moreover, we may issue additional Common Shares on the issuance of RSUs, DSUs or the exercise of options under our Omnibus Equity Incentive Plan. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the Securities. Our directors have discretion to determine the price and the terms of further issuances. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities. With any additional sale or issuance of Common Shares (including securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

The board of directors may issue, without shareholder approval, Preference Shares that have rights and preferences potentially superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no Preference Shares currently outstanding, our articles allow the issuance of Preference Shares in one or more series. Subject to the TSXV and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of Preference Shares in its sole discretion without shareholder approval. The rights and preferences of those Preference Shares may be superior to those of the Common Shares. Accordingly, the issuance of Preference Shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive our shareholders of a control premium that might otherwise have been realized in connection with an acquisition of Engine.

Risks relating to our status as a “foreign private issuer” under U.S. securities laws.

We are a “foreign private issuer”, under applicable U.S. federal securities laws, and are, therefore, we will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the United States Exchange Act of 1934, as amended (the “U.S. Exchange Act”), we will not be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements that we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may not be successful in listing our Common Shares on NASDAQ; if listed, we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We have applied for the listing of our Common Shares on NASDAQ and will concurrently file with this Prospectus a registration statement on Form F-10 (the “Registration Statement”) with the SEC, which has not yet been declared effective. We cannot assure you that our Common Shares will be approved for listing on NASDAQ. The listing of the Common Shares on NASDAQ is subject to a number of regulatory requirements, including the effectiveness of the Registration Statement and a determination by the NASDAQ that the Company has satisfied all applicable listing requirements.

Additionally, even if the Common Shares are approved for listing on NASDAQ and following the effectiveness of the Registration Statement, we may lose our status as a foreign private issuer under applicable U.S. federal securities laws. As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we would incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

Status as an “Emerging Growth Company” Under U.S. Securities Laws

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); (c) the date on which we have, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the U.S. Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates will be US$700 million or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

We will have broad discretion over the use of proceeds from sales of the Securities, and we may not use the proceeds in the desired manner

Management will have discretion concerning the use of the proceeds from sales of the Securities as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds from sales of the Securities. Management may use the net proceeds from sales of the Securities other than as described under the heading “Use of Proceeds” if they believe it would be in our best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for working capital requirements or for other general corporate purposes, including, but not limited to, investments in product development and market development activities necessary to commercialize our products and services. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. We may, from time to time, issue Common Shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus.

Prior to taking into account the January and February 2021 Private Placements and other recent adjustments to working capital, the Company had cash and working capital balance as of November 30, 2020 of $2.7 million and $(15.7) million, respectively. On February 26, 2021, the Company announced that EB Acquisition Company, LLC (“EB LLC”) had completed the previously agreed conversion of the US$5 million principal amount secured credit facility (the “EB Loan”) into a secured convertible debenture (the “Convertible Debenture”) with a three year term which is convertible into units of the Company at a conversion price of US$10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of US$15.00 per share for a period of three years from the issuance of the Convertible Debenture – the Convertible Debenture has been approved by the TSXV. In addition, as of February 28, 2021, the Company had outstanding loans under the Paycheck Protection Program (the “PPP”) of $1,589,559, of which $174,795 was recently forgiven, and the Company expects that the balance of $1,414,764 will be forgiven in full as it has cleared all requirements for full forgiveness - all forgiveness applications have been submitted as of present and formal forgiveness of these loans is expected in the near term. Excluding those PPP loans and the EB Loan, and accounting for the January and February 2021 Private Placements and the recent payments to Newsweek (as press released by the Company on February 15, 2021), the revised estimated working capital balance as of February 28, 2021 would be approximately $13.6 million.

In calculating working capital, all items are reflected in current assets except for prepaid expenses and other; and, all items in current liabilities are reflected except for warrant liability and deferred revenue - the excluded items are not financial assets and liabilities as they will not be settled in cash, and as such they have not been included in the calculation of working capital. As of February 28, 2021, the Company had a cash balance of approximately $22.1 million.

As of February 28, 2021, the Company had promissory notes totalling approximately $1.6 million outstanding. In addition to the EB LLC Convertible Debenture, the Company currently has outstanding the following non-current liabilities: (i) principal amount CDN$1,605,890 convertible debentures issued in 2019, which convert into units of the Company at CDN$7.50 per unit, and mature on dates ranging from July 8, 2022 to August 8, 2022; (ii) principal amount $925,000 convertible debentures issued in 2020, which convert into units of the Company at $7.50 per unit, and mature on dates ranging from August 19, 2022 to September 15, 2022; and, (iii) principal amount $2,000,000 convertible debenture issued in 2020, which converts into units of the Company at $8.90 per unit, and matures on November 20, 2022.

The Company estimates it can continue operations for 12 to 24 months considering cash on hand as of present date. This estimate is based on the current operating performance of the Company. The Company’s current average monthly cash outflow is now approximately $900,000 per month based on the Company’s current revenue run rate and operating expenditures. The Company does not currently have any committed capital expenditures that are not subject to adjustment. The current monthly cash burn is subject to positive adjustments based on increasing revenues and negative adjustments based on increased operating expenses. The Company believes that the improved cash burn going forward is repeatable as it has spent the past year incorporating the acquisitions of UMG, Frankly and WinView, and as a result the Company has now identified expenditures that can be reduced or eliminated without impacting revenues – a significant portion of these expenses have already been eliminated, primarily through the disposition of the Motorsport Assets.

The $900,000 monthly cash burn rate is the Company’s current approximate monthly cash burn rate, which is in effect its Adjusted EBITDA. This excludes change in cash due to changes in working capital, interest expense on its debts, non-cash charges such as depreciation and amortization and items that management believes are non-recurring in nature and should not be represented as future cash expenditures, such as professional fees for pursuing a Nasdaq listing. Prior to the disposal of the Motorsport Assets in November 2020, the Company’s monthly cash burn averaged approximately $1.7 million per month, with approximately $700,000 per month of that burn coming from the operations of the Motorsports Assets. Post disposal of the Motorsport Assets, the Company’s monthly cash burn was reduced to an average of $1.0 million. In addition, around the same time as the disposal of the Motorsport Assets, the Company made some smaller reductions to its existing spend that reduced its operating expenses by approximately $100,000 per month. These reductions included headcount reduction, reduction of third party technology and infrastructure costs, duplicate costs of the recently combined entities of the group and public relations costs.

Over the next 12 months, the Company does not have any committed expenses beyond normal operating expenditures. For growth initiatives over the next 12 months, the Company currently expects to allocate capital as follows:

UMG – Marketing and Advertising	$850,000
UMG – Product Development	$560,000
Stream Hatchet – Product Development	$600,000
WinView – Product Development	$450,000

The Company’s software development roadmap is focused on a number of key initiatives that will enable the Company to accelerate audience and revenue growth which furthers the Company’s direct to consumer marketing strategies. Today, the Company has approximately 2.5 million registered users on the UMG tournament platform. One of the key operating milestones for the current year is to convert ten (10%) percent of the registered user base to the premium subscription service - UMG Prime @ $4.99 USD/month. The Company also seeks to grow its registered user base, which will have a direct impact on expanding advertising and sponsorship revenues.

As part of its growth strategies, the Company will also continue to investigate value-enhancing acquisitions and/or potential strategic partnerships. The decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time. The Company is currently in early stage discussions and the due diligence phase on certain acquisition opportunities, but there is no certainty that such opportunities will evolve beyond the current stage of discussions and investigations.

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of expenditure priorities may be necessary.

We incurred operating losses and negative operating cash flow for the year ended August 31, 2020 and the three month period ended November 30, 2020. We expect to use the net proceeds from the sale of Securities in pursuit of our ongoing general business objectives. To that end, a substantial portion of the net proceeds from the sale of Securities are expected to be allocated to working capital requirements and to the continuing development and marketing of our proprietary technologies and core products. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of the net proceeds from the sale of Securities and/or existing working capital to fund such negative cash flow. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

Other than as set out herein in the table below, and more fully described under “Prior Sales”, there have been no material changes in the share capitalization of the Company since November 30, 2020.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

	November 30, 2020	March 23, 2021
Share Capital	Unlimited	Unlimited
Common Shares	7,856,634	14,162,551
Warrants	2,659,095	6,236,165
Restricted Share Units	652,753	566,442
Options	252,666	252,666
2019 Convertible Debentures(1)	CDN$1,605,890	CDN$690,890
2020 Convertible Debentures(2)	US$7,651,393	-	(7)
2020 Convertible Debentures ($7.80)(3)	US$1,000,000	-	(7)
One Up Debenture(4)	US$3,000,000	-	(7)
Standby Debentures(5)	US$2,000,000	US$2,000,000
EB Loan(6)	-	US$5,000,000

Notes:

(1)	For more information on the 2019 Convertible Debentures, see Note (1) of “Prior Sales” below.

(2)	For more information on the 2020 Convertible Debentures, see Note (13) of “Prior Sales” below.

(3)	For more information on the 2020 Convertible Debentures ($7.80), see Note (17) of “Prior Sales” below.

(4)	For more information on the One Up Debenture, see Note (15) of “Prior Sales” below.

(5)	For more information on the Standby Debentures, see Note (16) of “Prior Sales” below.

(6)	For more information on the EB Loan, see Notes (26) and (32) of “Prior Sales” below.

(7)	For more information on the Debt Settlements and conversions, see Notes (27) and (29) of “Prior Sales” below.

DESCRIPTION OF SHARE CAPITAL

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102 - Shelf Distributions.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value, of which 14,162,551 are issued and outstanding as at the date of this Prospectus.

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Dividend Policy

We have not paid any dividends to date on the Common Shares. We intend to retain our earnings, if any, to finance the growth and development of our business. Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preference Shares

The Company is authorized to issue an unlimited number of Preference Shares. As of the date of this Prospectus, no Preference Shares are issued and outstanding.

Holders of Preference Shares shall not be entitled to receive notice of, or attend or vote at, any meeting of shareholders of the Company except as required by law or as provided in the special rights and restrictions attached to any series of Preference Shares. Holders of Preference Shares shall be entitled, on the distribution of assets or property of the Company on the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or on any other distribution of assets or property of the Company among its shareholders for the purpose of winding up its affairs, to receive, before any distribution or payment is made to holders as set out in the special rights and restrictions attached to the applicable series of Preference Shares. After payment to holders of Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of assets or property of the Company except as specifically provided in the special rights and restrictions attached to any particular series of Preference Shares.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Common Shares and may be issued in one or more series. Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities. While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants may be issued under and governed by the terms of one or more warrant indentures (a “Warrant Indenture”) between us and a warrant trustee (the “Warrant Trustee”) that we will name in the relevant Prospectus Supplement, if applicable. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture, if any, and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture, if any, and the Warrant certificate. Prospective investors should refer to the Warrant Indenture, if any, and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. If applicable, we will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

●	the designation and aggregate number of Warrants;

●	the price at which the Warrants will be offered;

●	the currency or currencies in which the Warrants will be offered;

●	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

●	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

●	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Warrants will be listed on any exchange;

●	material Canadian federal income tax consequences of owning the Warrants; and

●	any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase Common Shares, as specified in the applicable Prospectus Supplement at the exercise price that we describe therein. Unless we otherwise specify in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that we set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee, if any, or to us, as applicable, in immediately available funds, as provided in the applicable Prospectus Supplement. We will set forth on the Warrant certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee, if any, or to us, as applicable.

Upon receipt of the required payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee, if any, to us at our principal offices, as applicable, or any other office indicated in the applicable Prospectus Supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant certificate are exercised, then we will issue a new Warrant certificate for the remaining amount of Warrants. If we so indicate in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture, if any, and the Warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with other Securities.

Subscription Receipts will be issued under a subscription receipt agreement entered into between us and an escrow agent (the “Escrow Agent”). The applicable Prospectus Supplement will include details of the agreement pursuant to which such Subscription Receipts will be created and issued. Subscription Receipts will entitle the holders to receive Common Shares or other securities or a combination of securities upon the satisfaction of certain conditions, typically the completion of an acquisition by us of the assets or securities of another entity. Subsequent to an offering of Subscription Receipts, all or a portion of the proceeds for the Subscription Receipts will be held in escrow by the Escrow Agent, pending the satisfaction of the conditions specified in the applicable Prospectus Supplement. Holders of Subscription Receipts are not shareholders. Holders of Subscription Receipts are only entitled to receive Common Shares or other securities upon exchange or conversion of their Subscription Receipts in accordance with the terms thereof or to a return of the price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

The particular terms and provisions of Subscription Receipts offered under any Prospectus Supplement, and the extent to which the general terms and provisions described in this Prospectus may apply to those Subscription Receipts, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

●	the aggregate number of Subscription Receipts offered;

●	the price and currency or currency unit at which the Subscription Receipts will be offered;

●	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other securities;

●	the number of Common Shares or other securities that may be obtained upon exchange or conversion of each Subscription Receipt;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each other Security;

●	the circumstances, if any, which will cause the Subscription Receipts to be automatically exchanged or converted;

●	whether the Subscription Receipts are to be issued in registered form, “book entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	the terms applicable to the gross proceeds from the sale of such Subscription Receipts plus any interest or other income earned thereon;

●	certain material Canadian tax consequences of owning Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The preceding description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement relating to such Subscription Receipts.

In the case of Subscription Receipts which are exchangeable for other securities of the Company, the holders will not have any of the rights of holders of the securities issuable upon the exchange of the Subscription Receipts until the issuance of those securities in accordance with the terms of the Subscription Receipts.

Prospective purchasers of Subscription Receipts should be aware that special Canadian federal income tax, accounting and other considerations may be applicable to instruments such as Subscription Receipts. The applicable Prospectus Supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Subscription Receipts.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Debt Securities that we may offer under this Prospectus, which may be issued in one or more series. Debt Securities may be offered independently or together with other Securities.

General

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;

●	any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●	the covenants applicable to the Debt Securities;

●	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

●	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

●	whether the Debt Securities will be secured or unsecured;

●	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

●	the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;

●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

●	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

●	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Rights of Holders Prior to Exercise

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to the conversion of such Debt Securities, holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Global Securities

We may issue Debt Securities in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus. While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement (“Unit Agreement”), if any, between us and a unit agent that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units. We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of Securities otherwise described herein in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included security. The Unit Agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

●	the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

●	provisions of the governing Unit Agreement, if any; and

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under “Description of Share Capital” and “Description of Warrants” will apply to each Unit and to any Security included in each Unit, respectively.

Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSXV under the symbol “GAME”. The following table sets forth, on a monthly basis, the reported price range and the aggregate volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	TSXV (prices in Canadian dollars)
Date	Price Range (high - low)	Total Volume
March 1 - 24, 2021	$14.24 - $11.00	580,589
February 2021	$14.84 - $8.90	1,417,221
January 2021	$10.90 - $9.01	311,902
December 2020	$11.00 - $8.17	406,204
November 2020	$10.35 - $7.21	403,501
October 2020	$11.76 - $9.00	496,703
September 2020	$11.74 - $8.70	378,890
August 2020(3)	$14.75 - $7.43	744,917
July 27 – 31, 2020(1)	$11.40 - $8.85	218,290
June 1 – 22, 2020(1)	14.25 - $10.20	572,451
May 2020	$18.00 - $5.85	1,581,284
April 2020	$15.00 - $6.15	619,235
March 2020	$17.70 - $6.38	165,585
February 28, 2020(2)	$13.20 - $9.90	23,039

Notes:

(1) On June 22, 2020, the OSC issued a cease trade order against Engine and its securities were halted on June 23, 2020 from trading on the TSXV. The OSC issued the order as a result of Engine not meeting the deadline for filing its second quarter interim financial statements for the six-month period ended February 29, 2020, the related management’s discussion and analysis and certificates of its CEO and CFO (the “Q2 Filings”). On July 8, 2020, Engine filed the Q2 Filings and the CTO was lifted on July 10, 2020. Engine common shares resumed trading on the TSXV on July 27, 2020.

(2) On January 6, 2020, the OSC issued a cease trade order against Engine and its securities were halted from trading on the TSXV. The OSC issued the order as a result of Engine not meeting the deadline of December 31, 2019 to file its annual financial statements for the fiscal year ended August 31, 2019, the related management’s discussion and analysis and the related certification of the annual filings (the “2019 Annual Filings”). On February 17, 2020 Engine filed its 2019 Annual Filings and the CTO was lifted on February 24, 2020. Engine common shares resumed trading on the TSXV on February 28, 2020.

(3) On October 17, 2019, the Company completed a consolidation of its Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares. On August 13, 2020, the Company completed a further consolidation of its Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares. The figures in this table are presented on a post-consolidation basis.

The closing price of the Common Shares on the TSXV on March 24, 2021 was CDN$11.75.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

Types of Security	Date of Issue	Number of Securities/ Principal Amount	Exercise Price	Expiry Date
Common Share purchase warrant(1)(2)	March 19, 2020 – August 31, 2020	445,146	CDN$7.50	July 8, 2024
Common Share(1)(3)	March 19, 2020 – August 31, 2020	445,146	N/A	N/A
Common Share purchase warrant(1)(2)	March 19, 2020 – March 15, 2021	345,264	CDN$7.50	July 25, 2024
Common Share(1)(3)	March 19, 2020 – March 15, 2021	345,264	N/A	N/A
Common Share purchase warrant(1)(2)	March 19, 2020 – March 18, 2021	357,995	CDN$7.50	August 8, 2024
Common Share(1)(3)	March 19, 2020 – March 18, 2021	357,995	N/A	N/A
Common Share(4)	March 24, 2020 – March 15, 2021	681,867	N/A	N/A
Common Share(5)	March 20, 2020	46,300	N/A	N/A
Common Share(6)	March 20, 2020 – May 27, 2020	444,428	N/A	N/A
Common Share purchase warrant(6)	March 20, 2020 – May 27, 2020	222,214	CDN$13.50	March 20 – May 27, 2023
Stock Options(7)	April 1, 2020	170,000	CDN$11.25	April 1, 2023
RSUs(8)	April 1, 2020	26,667	N/A	N/A
Common Share(8)	April 15, 2020	26,667	N/A	N/A
Common Share(9)	May 8, 2020	3,976,604	N/A	N/A
Options (Frankly)(9)	May 8, 2020	3,524 56,500 4,666	CDN$106.50 CDN$7.50 CDN$7.05	January 29, 2025 – November 27, 2027 November 7, 2029 April 20, 2021
RSUs (Frankly)(9)	May 8, 2020	91,647	N/A	N/A

Warrants (Frankly)(9)	May 8, 2020	1,055,036	CDN$9.75 - CDN$13.50	May 22, 2021 to March 13, 2022
Common Share(10)	June 3, 2020	100,000	N/A	N/A
Common Share(11)	June 3, 2020	200,000	N/A	N/A
Common Share(12)	June 16, 2020	13,354	N/A	N/A
Convertible Debentures(13)	August 19, 2020 – September 15, 2020	$7,651,393	N/A	August 19, 2022 – September 15, 2022
RSUs(14)	August 13, 2020	352,335	N/A	N/A
Convertible Debentures(15)	August 25, 2020	$3,000,000	N/A	August 25, 2022
Convertible Debentures(16)	October 16, 2020	$1,050,000	N/A	October 16, 2022
Convertible Debentures(17)	October 16, 2020	$1,000,000	N/A	October 16, 2022
Common Share(18)	October 29, 2020	2,500	N/A	N/A
RSUs(19)	November 3, 2020	75,944	N/A	N/A
RSUs(20)	November 4, 2020 – November 15, 2020	246,603	N/A	N/A
Convertible Debentures(21)	November 20, 2020	$950,000	N/A	November 20, 2022
Warrants(22)	November 20, 2020	224,719	$15	November 20, 2024
Common Shares(23)	November 25, 2020	66,666	N/A	N/A
Common Shares(24)	December 2, 2020	40,000	N/A	N/A
Common Shares(25)	December 3, 2020	75,944	N/A	N/A
Convertible Debentures(26)	December 2, 2020	$1,000,000	N/A	January 5, 2022
Common Shares(26)	December 30, 2020	6,666	N/A	N/A
Common Shares(27)	January 8, 2021	1,430,186	N/A	N/A
Warrants(27)	January 8, 2021	1,072,639	$15	August 19, 2023
Common Shares(28)	January 8, 2021	1,442,399	N/A	N/A
Warrants(28)	January 8, 2021	796,147	$15	January 8, 2024
Common Shares(28)	January 22, 2021	979,048	N/A	N/A
Warrants(28)	January 22, 2021	529,564	$15	January 22, 2024
Common Shares(29)	February 12, 2021 – March 18, 2021	123,331	N/A	N/A
Warrants(29)	February 12, 2021 – March 18, 2021	61,664	$15	August 19, 2023– September 15, 2023
Common Shares(30)	February 23, 2021 – March 10, 2021	23,825	N/A	N/A
Common Shares(31)	February 24, 2021	2,013,966	N/A	N/A
Warrants(31)	February 24, 2021	1,051,550	$15	February 24, 2024
Convertible Debentures(32)	February 24, 2021	$5,000,000	$10.25	February 24, 2024
Common Shares(33)	March 10, 2021	15,867	N/A	N/A

Notes:

(1) On July 8, 2019, Engine closed a first tranche of a non-brokered private placement of convertible debentures in the amount of CDN$5,251,112 (“2019 Convertible Debentures”). The 2019 Convertible Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. Holders of the 2019 Convertible Debentures may convert all or a portion of the principal amount of the 2019 Convertible Debentures into units of Engine at a price of CDN$7.50 per unit. Each unit is comprised of one Common Share and one warrant, with each warrant exercisable into a Common Share at an exercise price of CDN$7.50 per share for a period of five years from the issuance of the 2019 Convertible Debentures. Engine shall be entitled to call for the exercise of any outstanding warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above CDN$45.00 for 15 consecutive trading days. On July 25, 2019 Engine closed an additional tranche of principal amount 2019 Convertible Debentures of CDN$5,342,000 and on August 8, 2019, Engine closed a final tranche of principal amount 2019 Convertible Debentures of CDN$4,406,900. The non-brokered private placement of 2019 Convertible Debentures was fully subscribed for a total of principal amount of CDN$15,000,012. As of the date of this Prospectus, the balance remaining of the 2019 Convertible Debentures after accounting for conversions was CDN$$690,890.

(2) Common Share purchase warrants issued on conversion of the 2019 Convertible Debentures, as described under Note (1), above.

(3) Common Shares issued on conversion of the 2019 Convertible Debentures, as described under Note (1), above.

(4) Common Shares issued on exercise of 681,867 warrants issued under the 2019 Convertible Debentures, as described under Note (1), above.

(5) On March 20, 2020, the Company issued 46,300 Common Shares to settle and extinguish CDN$900,002.55 of indebtedness owed to three creditors of the Company.

(6) On March 25, 2020, the Company announced it closed the first tranche of its non-brokered private placement of up to 444,444 units at a price of $9.00 per unit for gross proceeds of up to CDN$4,000,000. Each unit consisted of one Common Share of Engine and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional Common Share of Engine for a period of 36 months from the date of issuance at a price of CDN$13.50 per share. Aggregate proceeds of CDN$500,000 were raised and 55,555 units were issued on the closing of the first tranche of the offering. On March 30, 2020, the Company announced it closed the second tranche of the offering, for aggregate gross proceeds of CDN$844,370 and 93,818 units were issued on the closing of the tranche. On March 31, 2020, the Company announced it closed an additional tranche of the offering, for aggregate gross proceeds of CDN$310,000 and 34,444 units were issued on the closing of the tranche. On May 28, 2020, the Company announced it closed the final tranche of the offering, for aggregate gross proceeds of CDN$2,344,890 and 260,609 units were issued on the closing of this final tranche.

(7) On April 1, 2020, the board of directors of the Company approved the grant of 170,000 incentive stock options, which were granted to directors and senior officers of the Company. The options are exercisable into Common Shares of the Company at a price of CDN$11.25 per share, expire on April 1, 2023 and vest immediately.

(8) On April 1, 2020, the Company granted an aggregate of 26,667 RSUs to directors and senior officers of the Company, which vest immediately. On April 15, 2020, the Company issued an aggregate of 26,667 Common Shares pursuant to the RSUs.

(9) On May 8, 2020, the Company acquired all of the issued and outstanding shares of Frankly in exchange for consideration of one Engine Common Share for each Frankly common share acquired, pursuant to a court approved plan of arrangement, resulting in the issuance of 2,216,607 Common Shares upon closing the business combination described herein. The Company also concurrently indirectly acquired WinView, pursuant to a statutory merger under the laws of the State of Delaware, with WinView securityholders receiving an aggregate of 1,759,997 Common Shares of Engine as well as certain contingent consideration. All outstanding convertible securities of Frankly were exchanged for equivalent securities of Engine (other than outstanding warrants to purchase common shares of Frankly, which will remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio).

(10) On June 1, 2020, the Company signed a definitive agreement to acquire Driver DataBase AB (“Driver Database”) in exchange for the issuance of 100,000 Common Shares of Engine to the shareholders of Driver Database on June 3, 2020. On November 4, 2020, the Company announced that it has completed the disposition of the Motorsports Assets, which included the disposition of Driver Database.

(11) On June 2, 2020, the Company signed a definitive agreement to acquire The Race YouTube Channel (“The Race”), previously known as LetsGoRacing, in exchange for total cash consideration of £315,000 (approximately CDN$530,000) to be payable to shareholders of The Race in tranches over 12 months from closing, in addition to 200,000 Common Shares of the Company issued to the shareholders of The Race on June 3, 2020. On November 4, 2020, the Company announced that it has completed the disposition of the Motorsports Assets, which included the disposition of The Race asset.

(12) On June 16, 2020, the Company issued 13,354 Common Shares to settle and extinguish CDN$125,000 in professional fees owing to Haywood Securities Inc. in connection with the provision of a fairness opinion to the board of directors of Frankly, to preserve cash and improve the Company’s balance sheet. The debt settlement was conditionally approved by the TSXV on June 15, 2020.

(13) On August 19, 2020, Engine closed a first tranche of a non-brokered private placement of convertible debentures in the amount of US$5,750,000 (“2020 Convertible Debentures”). The 2020 Convertible Debentures will mature 24 months from the date of issuance and bear interest at a rate of 5% per annum (subject to the following adjustments), payable on maturity. At the Company’s option, interest under the 2020 Convertible Debentures is payable in kind in Engine Common Shares at an issue price which would be based on the trading price of the Common Shares at the time of such interest payment. The interest rate under the 2020 Convertible Debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date. The 2020 Convertible Debentures holders may convert all or a portion of the principal amount of the 2020 Convertible Debentures into units of the Company at a price equal to the lesser of (a) US$11.25 per unit, and (b) if such conversion occurs after a public offering of securities by the Company, a 15% discount to the public offering price, provided that such conversion price shall not be less than US$7.50 per unit. Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the Common Shares of the Company and the exercise of warrants of the Company to be issued pursuant to the conversion of the 2020 Convertible Debentures, holders of 2020 Convertible Debentures may convert such convertible debentures into units at US$7.50 per unit. Each unit is comprised of one Common Shares and one-half of one warrant, with each warrant exercisable into one Common Shares of the Company at an exercise price of US$15.00 per share for a period of three years from the issuance of the 2020 Convertible Debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding warrants in the event. On September 15, 2020, Engine closed the final tranche of 2020 Convertible Debentures in the amount of US$1,901,393.

(14) On August 13, 2020, the Company granted RSUs pursuant to the Company’s Omnibus Equity Incentive Plan to the following directors and officers in the following amounts: Tom Rogers (113,095 RSUs), Lou Schwartz (147,619 RSUs), Peter Liabotis (16,384 RSUs) Steve Zenz (14,764 RSUs), Bryan Reyhani (16,773 RSUs), Hank Ratner (11,954 RSUs), and Mike Munoz (31,746 RSUs).

(15) On August 25, 2020, Engine announced it completed the acquisition of a 20.48% interest in mobile gaming company One Up Group, LLC (“One Up”). The purchase price was satisfied with the issuance of principal amount US$3 million convertible debentures, having the same terms as the 2020 Convertible Debentures, except that references therein to US$7.50 have been changed to US$9.50 (the “One Up Debenture”).

(16) On October 16, 2020, the Company announced that it closed a first tranche of principal amount US$1,050,000 of the first US$2,000,000 draw of a US$8,000,000 stand-by convertible debenture facility (“Standby Debentures”). The Standby Debentures have substantially similar terms as the 2020 Convertible Debentures, as described under Note (13) above, except the following: (i) the references therein to a minimum US$7.50 conversion price have been changed to US$8.90; and (ii) the Standby Debentures are only convertible into common shares of the Company, not units.

(17) On October 16, 2020, the Company announced that it closed a principal US$1 million convertible debenture financing which as similar terms to the 2020 Convertible Debentures, as described under Note (13) above, except the references therein to US$7.50 have been changed to US$7.80 (the “2020 Convertible Debentures ($7.80)”).

(18) Common Shares issued on exercise of 2,500 warrants at an exercise price of CDN$9.75, issued in connection with the Frankly transaction, as described under Note (9), above.

(19) On November 3, 2020, the Company granted 75,944 RSUs to Darren Cox which will vest 30 days following the grant thereof.

(20) On November 4, 2020, the Company granted 241,103 RSUs to management of the Company which will vest over a three year period. On November 15, 2021, the Company granted 5,500 RSUs to management of the Company under the same terms.

(21) On November 20, 2020, the Company closed a second tranche of Standby Debentures in the amount of US$950,000.

(22) Common Share purchase warrants issued in connection with the Standby Debentures (“Standby Warrants”). Each Standby Warrant is exercisable into a Common Share at an exercise price of US$15 until November 20, 2024.

(23) Common Shares issued pursuant to the vesting of RSUs.

(24) On December 2, 2020, the Company agreed to settle outstanding debt of CDN294,000 with two arm’s length creditors by issuing 40,000 Common Shares at a deemed price of CDN$7.35 per Common Share. The Common Shares are subject to a four-month hold period which will expire on April 5, 2021.

(25) Common Shares issued pursuant to the vesting of RSUs.

(26) On December 2, 2020, the Company announced that its wholly-owned subsidiaries Frankly Media LLC and Frankly have amended the existing secured credit facility (as amended, the “EB Loan”) with arm’s length lender EB Acquisition Company, LLC (the “EB Lender”), in connection with the advance of an additional US$1,000,000 under the EB Loan, which is convertible at the option of the EB Lender, at a conversion price per share of US$11.25. The credit limit under the EB Loan of US$5 million is now fully drawn. In connection with the amendment, the maturity date of the EB Loan has been extended from January 5, 2021 until January 5, 2022. Additionally, the Company has guaranteed the obligations under the EB Loan and has granted a security interest in favour of the EB Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company has agreed to issue to the EB Lender an aggregate of 6,666 Common Shares and an amendment fee of US$100,000 which forms part of the outstanding principal under the EB Loan. The Common Shares issuable will be subject to a hold period expiring four months and a day following the date of issuance, as well as restrictions on transfer under applicable securities laws.

(27) On January 8, 2021 the Company completed the settled convertible debentures (the “Debt Settlements”) of an aggregate principal amount of $10,726,393 in outstanding convertible debentures through the issuance of 1,430,186 units at a deemed price of US$7.50 per unit, with each unit consisting of a common share and three-quarters of a warrant, with each whole warrant exercisable into a common share at an exercise price of US$15 per share for a period of three years.

(28) On December 23, 2020, the Company announced its intention to complete a non-brokered private placement of up to approximately 3.3 million units at a price of US$7.50 per unit for gross proceeds of up to US$25,000,000 (“January 2021 Private Placement”). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company at a price of US$15.00 per share for a period of 3 years provided that: (i) if the common shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least US$30,000,000, and (iii) the closing price of the common shares on NASDAQ is US$30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the warrants to the 30th day after the date written notice is provided to the holders. On January 8, 2021 the Company closed the first tranche of the January 2021 Private Placement for aggregate gross proceeds of US$10,540,883 and 1,405,451 units were issued. The Company paid cash commissions to eligible finders totalling $284,989 and also issued the following securities as partial payment of commissions to finders: 36,948 units; and, 74,947 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above. On January 26, 2021, the Company announced it had closed the final tranche of 966,296 units for gross proceeds of US$7,247,222.50 of the previously announced non-brokered private placement of units at a price of US$7.50 per unit. The Company paid cash commissions to eligible finders under the offering totaling $205,652.05 and also issued the following securities as partial payment of commissions to finders: 12,752 units; and, 40,040 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

(29) Common Shares and warrants issued on the conversion of US925,000 of 2020 Convertible Debentures.

(30) Common Shares issued on exercise of 23,825 warrants at an exercise price of CDN$9.75, issued in connection with the Frankly transaction, as described under Note (9), above.

(31) On February, 5, 2021, the Company announced its intention to complete a non-brokered private placement of up to 2 million units at a price of US$7.50 per unit for gross proceeds of up to US$15,000,000 (“February 2021 Private Placement”). Each unit under the February 2021 Private Placement has the same terms as the units under the January 2021 Private Placement. On February 24, 2021, the Company closed the February 2021 Private Placement for aggregate gross proceeds of US$15,000,000 and 2,000,000 units were issued. The Company paid cash commissions to eligible finders under the Offering totalling US$229,506.08 and also issued the following securities as partial payment of commissions to finders: 13,966 units; and, 44,567 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

(32) On February 26, 2021, the Company announced that it and EB Lender converted the EB Loan in the principal amount of US$5,000,000, into a US$5,000,000 secured convertible debenture (which amount includes and replaces the US$1,000,000 convertible debenture described in Note 26, above) which is convertible into units of the Company at a conversion price of US$10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of US$15 per share for a period of three years from the issuance of the convertible debenture.

(33) Common Shares issued pursuant to the vesting of RSUs.

(34) On October 17, 2019, the Company completed a consolidation of its Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares. On August 13, 2020, the Company completed a further consolidation of its Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares. The figures in this table and in the notes thereto are presented on a post-consolidation basis unless otherwise specified.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the TSXV or other existing trading markets for the Securities. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

General Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated by reference herein may be obtained on request without charge from the secretary of the issuer at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8, or by telephone at (212) 931-1200 and are also available electronically at www.sedar.com.

The following documents, which were filed by the Company with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of Engine dated January 8, 2021 for the year ended August 31, 2020;

(b)	the information circular of Engine dated September 6, 2019 relating to the annual and special meeting of shareholders held on October 9, 2019;

(c)	the information circular of Engine dated June 15, 2020 relating to the annual and special meeting of shareholders held on July 15, 2020;

(d)	the audited consolidated financial statements of Engine for the years ended August 31, 2020 and 2019, together with the notes thereto and auditor’s reports thereon;

(e)	management’s discussion and analysis of the financial condition and results of operations of Engine for the year ended August 31, 2020;

(f)

the unaudited interim consolidated financial statements (except for the notice of no auditor review) as at and for the three months ended November 30, 2020 and November 30, 2019, and related notes thereto;

(g)	the management’s discussion and analysis for the three months ended November 30, 2020;

(h)

the material change report of Engine dated January 12, 2021 relating to the announcement of the January 2021 Private Placement and the completion of the first tranche of the January 2021 Private Placement;

(i)	the material change report of Engine dated January 27, 2021 relating to the announcement of the completion of the final tranche of the January 2021 Private Placement;

(j)	the material change report of Engine dated March 1, 2021 relating to the announcement of the completion of the February 2021 Private Placement; and

(k)	the business acquisition report of Engine dated November 13, 2020 relating to the completion of its acquisition of each of Frankly and WinView.

Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type referred to above or similar material and any documents required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto filed by the Company with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus and during the period that this Prospectus is effective, will be deemed to be incorporated by reference in this Prospectus and will automatically update and supersede information contained or incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, and the documents incorporated or deemed to be incorporated by reference herein.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the Registration Statement of which this Prospectus forms a part, any report on Form 6- K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the Registration Statement on Form F-10 of which this Prospectus forms a part:

(a)	the documents listed under the heading “Documents Incorporated by Reference”;

(b)	powers of attorney from our directors and officers, as applicable (included on the signature page to the registration statement);

(c)	the consent of Baker Tilly WM LLP;

(d)	the consent of McGovern Hurley LLP; and

(e)	the form of indenture for any Debt Securities issued hereunder.

A copy of the form of warrant indenture or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we will be subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval system, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

The Company has concurrently filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities. See “Documents Filed as Part of the Registration Statement”.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the Business Corporations Act (British Columbia). Some of the directors and officers of the Company, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

MATERIAL CONTRACTS

The following are the material contracts entered into by the Company, including certain contracts entered into in the ordinary course of business, since the beginning of the most recently completed financial year and prior to the most recently completed financial year if those material contracts are still in effect:

i.	the business combination agreement dated March 9, 2020 among the Company, Engine Merger Sub Inc., Frankly and WinView; and

ii.	the arrangement agreement dated November 6, 2019 between the Company and UMG.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of the Company by Fogler, Rubinoff LLP as to legal matters relating to Canadian law. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

As of the date hereof, the designated professionals of Fogler, Rubinoff LLP collectively beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.

REGULATORY RELIEF

The Company has applied for exemptive relief from the requirements contained in subsection 2.3(1.1) of National Instrument 41-101 which prohibits an issuer from filing a final prospectus more than 90 days after the date of the receipt for the preliminary prospectus that relates to the final prospectus. The exemption requested will be evidenced by the issuance of a receipt for this prospectus. In the course of seeking exemptive relief, the Company has agreed to file the final prospectus no later than April 2, 2021.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is Computershare Investor Services Inc., with an address at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

AGENT FOR SERVICE OF PROCESS

Mr. Tom Rogers, Mr. Bryan Reyhani, Mr. Lawrence Rutkowski, Mr. Hank Ratner, and Mr. Louis Schwartz, directors of the Company, each reside outside of Canada and have each appointed the following agent for service of process in Canada:

Name of Persons	Name and Address of Agent
Mr. Tom Rogers	Fogler, Rubinoff LLP
Mr. Bryan Reyhani	77 King Street West, Suite 3000, PO Box 95,
Mr. Lawrence Rutkowski	Toronto, Ontario M5K 1G8
Mr. Hank Ratner
Mr. Louis Schwartz
Mr. Michael Munoz

Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ORDERS, PENALTIES AND BANKRUPTCIES

To the knowledge of the Company, except as disclosed hereinafter, as of the date hereof:

(a)	no director or executive officer of the Company is, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)	is, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such director or executive officer was acting in that capacity, or within a year of such director or executive officer ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Tom Rogers served as a Director of SuperMedia Inc. It filed for voluntary bankruptcy in March, 2013, pursuant to a merger plan with Dex One Corp which filed voluntary bankruptcy simultaneously. The prepackaged Chapter 11 proceeding was overseen by US Bankruptcy Court of the District of Delaware. The merged company trading as Dex Media on Nasdaq emerged from bankruptcy on May 1, 2013.

Bryan Reyhani was a director of FXCM Inc. (n/k/a GLBR Inc.) (“FXCM”) which filed for Chapter 11 bankruptcy as a short prepackaged plan of reorganization in December 2017. The purpose of the Chapter 11 filing was to restructure some of FXCM’s debts, particularly the Company’s $172 million in notes that were coming due in 2018. The court approved the prepackaged plan of reorganization in February 2018. The court closed the chapter 11 matter in August 2018.

Bryan Reyhani was a director of FXCM when its US trading subsidiary, Forex Capital Markets LLC, settled an action by the Commodity Futures Trading Commission (“CFTC”) in February 2017, with FXCM paying a fine of $650,000. FXCM did not admit to any wrongdoing as part of the settlement. The events giving rise to the foregoing CFTC action occurred prior to Bryan Reyhani joining FXCM as a director.

Bryan Reyhani was a director of FXCM when its US trading subsidiary, Forex Capital Markets LLC, had a decision issued against it by the National Futures Association (the “NFA”) in February 2017. FXCM did not admit to any wrongdoing as part of the settlement. The events giving rise to the foregoing NFA decision occurred prior to Bryan Reyhani joining FXCM as a director. This same matter also resulted in a settlement with the CFTC.

AUDITORS

Our financial statements as at August 31, 2020 and for the year then ended incorporated by reference into this Prospectus have been audited by Baker Tilly WM LLP, independent registered public accounting firm, as indicated in their report dated January 7, 2021, which is also incorporated by reference herein, and is incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

Our financial statements as at August 31, 2019 and for the year then ended incorporated by reference into this Prospectus have been audited by McGovern Hurley LLP, independent registered public accounting firm, as indicated in their report dated February 14, 2020, which is also incorporated by reference herein, and is incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

Effective July 17, 2020, McGovern Hurley LLP resigned as auditors of the Company, and the directors of the Company appointed Baker Tilly WM LLP as successor auditors in their place. McGovern Hurley LLP was independent in accordance with the auditor’s code of professional conduct of the Chartered Professional Accountants of Ontario up to the date of the Notice of Change of Auditor on July 17, 2020.

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